Exhibit 99.1

CONSENT OF PEARL MEYER & PARTNERS

We hereby consent to the inclusion of the references in the Registration Statement on Form S-1 of Medidata Solutions, Inc., a Delaware corporation (the “Company”), relating to the proposed initial public offering of shares of the Company’s common stock (as amended from time to time, the “Registration Statement”), concerning our role as compensation consultant and any related services or data that we have provided to the Company.

By signing this consent, we also agree to keep strictly confidential, until such time as the proposed initial public offering of shares of the Company’s common stock is publicly announced by the Company, (i) our knowledge of the proposed initial public offering by the Company, (ii) the existence of the Registration Statement and (iii) the fact that we have granted this consent.

Dated: January 20, 2009	PEARL MEYER & PARTNERS

	By:	/s/ Aalap H. Shah
	Name:	Aalap H. Shah
	Title:	Vice President